UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Colt Defense LLC

Colt Finance Corp.

(Exact name of registrant as specified in its charter)

Delaware		32-0031950
Delaware	333-171547	27-1237687
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

547 New Park Avenue, West Hartford, CT	06110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (860) 232-4489

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

In this Form, unless the context otherwise requires or unless specifically stated otherwise, references to the terms “it,” “Colt Defense,” “Colt,” and the “Company” refer to Colt Defense LLC, Colt Finance Corp. and all of their subsidiaries that are consolidated under GAAP.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Colt has determined that “conflict minerals” are necessary to the functionality or production of certain products manufactured by Colt or contracted by it to be manufactured during calendar year 2014 and, therefore, that Colt is required to file this calendar year 2014 Specialized Disclosure report.  Conflict minerals as defined by paragraph (d)(3) of Item 1.01 of Form SD (“Item 1.01”) are columbite-tantalite (colton), cassiterite, gold, wolframite, or their derivatives (limited to tin, tantalum and tungsten) (collectively, the “conflict minerals”).

Accordingly, Colt has conducted in good faith, a country of origin inquiry regarding the conflict minerals found in products manufactured or contracted to be manufactured by Colt in 2014.   Colt’s country of origin inquiry was reasonably designed to determine whether such conflict minerals either originated in the Democratic Republic of the Congo or an adjoining country (as defined by paragraph (d)(1) of Item 1.01) or are from recycled or scrap sources (as defined by paragraph (d)(6) of Item 1.01).

Based upon Colt’s reasonable country of origin inquiry Colt has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.  Accordingly, Colt below (i) discloses its determination and (ii) briefly describes the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed.

Conflict Minerals Disclosure

i)                                         Determination - Colt has determined, based on its reasonable country of origin inquiry, that it has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

ii)                                     Brief description of the reasonable country of origin inquiry registrant undertook in making its determination and the results of the inquiry it performed:

a.              Description of Reasonable Country of Origin Inquiry

Colt started its reasonable country of origin inquiry by conducting both written surveys sent to all potentially relevant vendors and in-person surveys of the Colt employees most knowledgeable about the metallurgical contents of and manufacturing processes for products manufactured by Colt or contracted by it to be manufactured.  Both types of surveys were conducted for both operating subsidiaries of the Company, Colt’s Manufacturing Company LLC and Colt Canada Corporation.  The group of employees surveyed in-person at Colt Defense LLC included but was not limited to the heads of its purchasing, quality, engineering, and manufacturing departments and its Chief Metallurgist.  The group of employees surveyed in-person at Colt Canada Corporation included but was not limited to the heads of its manufacturing and engineering departments.  These surveys established a list of products that Colt believed contained, or might contain, conflict minerals, or for which conflict minerals were, or might be, necessary for production (collectively the “identified products” and each an “identified product”).  Colt obtained written certifications from those employees stating that they each believed the list of identified products to be complete.  It then used this list to identify all vendors of the identified products.  Colt requested written certifications from each of those vendors stating whether the identified products contained any conflict minerals and if so, from where the conflict minerals originated.  In addition to completing Colt’s certification, many vendors also responded using a completed Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template.

b.              Results

Colt received written certifications back from most of the generally distributed surveys and all of the vendors from which it specifically requested certifications.  Colt reviewed all responses in good faith and where appropriate requested supplemental information or certification revisions to account for incomplete or inconsistent responses.  Ultimately, all of the certifications or representations Colt received in response to its specific requests stated either (i) that no conflict minerals were necessary to the function or production of the respective identified product or (ii) that conflict minerals were necessary to the function or production of the respective identified product, but either came from recycled or scrap sources, originated outside the Democratic Republic of the Congo and adjoining countries, or otherwise provided Colt with no reason to believe that the necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

c.               Determination

After good faith review, no vendor’s certification or other information gathered in Colt’s reasonable country of origin inquiry process provided it with reason to believe that the necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.  Accordingly, Colt has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Colt has disclosed this information under the “Corporate” section on its publicly available Internet website and provides here a link to that website:  www.colt.com/Corporate.aspx.  The content of Colt’s website indicated in this FORM SD is for general information only and is not incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Colt has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COLT DEFENSE LLC
COLT FINANCE CORP.

By:	/s/ Scott B. Flaherty
Name:	Scott B. Flaherty
Title:	Chief Financial Officer	Dated May 29, 2015